2026 Notice of annual general meeting The annual general meeting of Rio Tinto Limited will be held at 4:00pm (AWST) on Wednesday, 6 May 2026 at the Grand Ballroom, The Westin Perth, 480 Hay Street, Perth, Western Australia, in parallel with, and at the same time as, the annual general meeting of Rio Tinto plc, held at etc.venues, 50-52 Chancery Lane, London WC2A 1HL. This document is important and requires your immediate attention. If you are unclear about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately. If it becomes necessary or appropriate to make alternate arrangements to hold the meeting, shareholders will be given as much notice as possible. Updates will be made available at riotinto.com/agm. If you are unable to attend the annual general meeting in person, you can participate in the meeting online. Details on how to participate online can be found on page 6 of this notice. Further information will be made available at riotinto.com/agm. EXHIBIT 99.3

Letter from the Chair Dear shareholders, I am pleased to invite you to Rio Tinto Limited’s 2026 Annual General Meeting (AGM), which will be held on Wednesday, 6 May 2026 at 4:00pm (AWST) at the Grand Ballroom, The Westin Perth, 480 Hay Street, Perth, Western Australia. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. New meeting arrangements At Rio Tinto, we are focused on embedding a stronger, sharper and simpler way of working across the business. In keeping with this approach, the Rio Tinto Limited AGM will be held in parallel with, and at the same time as, the AGM of Rio Tinto plc. The meetings will be linked by audio-visual communication facilities so shareholders of both entities can listen to and participate in a joint discussion. My fellow Directors and I will be present in person at the Rio Tinto Limited meeting in Perth and present at the Rio Tinto plc AGM by way of the audio-visual communication facilities. Rio Tinto Limited shareholders may attend the Rio Tinto Limited meeting in person in Perth or participate online. Likewise, Rio Tinto plc shareholders may attend the meeting in London or participate online. All Rio Tinto plc shareholders will be able to hear directly from the Board by way of a live stream from Perth. All shareholders can also ask questions of the Board and vote on the AGM business. Your Board believes this approach reflects our commitment to sound governance, making effective use of management and Board time while preserving shareholder access and participation. We very much value engagement with our shareholders and we are committed to ensuring meaningful access to the Board for all shareholders. As a result, in 2027 our directors will attend the Rio Tinto plc AGM in London in person, with the Rio Tinto Limited AGM held contemporaneously in Australia. We intend to continue this arrangement for future AGMs, with directors alternating their attendance each year between London and Australia. Both sets of shareholders will have the opportunity to participate in the joint Q&A session each year. Board changes As we have previously announced, there have been a number of changes to the Rio Tinto Board since our last meeting. In August 2025, Simon Trott succeeded Jakob Stausholm as Chief Executive and joined the Board as an Executive Director. Over 2025, we completed the latest phase of Board refreshment following a transitional period where we retained the expertise and experience of longer‑serving Directors as newer Directors familiarised themselves with the Group. This concluded with Kaisa Hietala, Sam Laidlaw, Simon Henry and Martina Merz stepping down from the Board. I thank those Directors for their service to Rio Tinto and for their valuable contributions during their time on the Board. Business of the meeting This year, the meeting will include three separate resolutions relating to remuneration. Two of these, Resolutions 2 and 3, are in relation to approval of the 2025 Remuneration Report as required under UK law and Australian law respectively. The third resolution, Resolution 4, refreshes shareholder approval under Australian law for the giving of potential termination benefits in line with our Remuneration Policy and practices. Shareholders granted approval in similar terms for three years in 2023 and we are now seeking approval at this meeting for a further three years. All other items of business proposed are consistent with those submitted last year. Resolutions 1 to 17 are proposed as joint decision matters to be voted on by both Rio Tinto plc and Rio Tinto Limited shareholders. Resolution 18 is a matter specific to Rio Tinto Limited, to be voted on by Rio Tinto Limited shareholders only. The Board is unanimously of the opinion that Resolutions 1 to 18 (inclusive) proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. We recommend that you vote FOR these resolutions. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 4:00pm (AWST) on Monday, 4 May 2026 in line with the instructions on page 5. Submitting a proxy form will ensure your vote is recorded but it does not prevent you from participating in and voting at the meeting either in person, or online, as described on page 6. Voting results for all resolutions will be announced to the relevant stock exchanges and published on our website following the conclusion of the AGMs. I look forward to welcoming you to the AGM and thank you for your continued support of Rio Tinto. Yours sincerely Dominic Barton Chair 20 March 2026 2Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Notice of annual general meeting Notice is given that the AGM of Rio Tinto Limited (the Company) will be held at the Grand Ballroom, The Westin Perth, 480 Hay Street, Perth, Western Australia at 4:00pm (AWST) on Wednesday, 6 May 2026, (in parallel with and at the same time as, the AGM of Rio Tinto plc held at the etc.venues, 50-52 Chancery Lane, London WC2A 1HL) for the purposes set out below: The Board recommends that shareholders vote FOR all resolutions. Resolution 1 Receipt of the 2025 Annual Report To receive the financial statements, Strategic Report, Sustainability Report and the reports of the Directors and auditors for the year ended 31 December 2025. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2025, as set out in the 2025 Annual Report on pages 122-126 and 129-149, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2025, as set out in the 2025 Annual Report on pages 122-149. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits To approve for all purposes (including for the purposes of sections 200B and 200E of the Australian Corporations Act 2001) the giving of benefits to persons (Relevant Executives) who, from time to time, are key management personnel (KMP) of Rio Tinto Limited or who, from time to time, hold a managerial or executive office (as defined in the Australian Corporations Act 2001) in Rio Tinto Limited or a related body corporate, in connection with the person ceasing to hold an office, or position of employment, in Rio Tinto Limited or a related body corporate for the period commencing from the date the resolution is passed, until the conclusion of Rio Tinto’s 2029 AGMs. Resolution 5 To elect Simon Trott as a Director Resolution 6 To re-elect Dominic Barton BBM as a Director Resolution 7 To re-elect Peter Cunningham as a Director Resolution 8 To re-elect Dean Dalla Valle as a Director Resolution 9 To re-elect Susan Lloyd-Hurwitz AM as a Director Resolution 10 To re-elect Jennifer Nason as a Director Resolution 11 To re-elect Joc O’Rourke as a Director Resolution 12 To re-elect Sharon Thorne as a Director Resolution 13 To re-elect Ngaire Woods CBE as a Director Resolution 14 To re-elect Ben Wyatt as a Director Resolution 15 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2027 AGMs. Resolution 16 Remuneration of auditors To authorise the Audit & Risk Committee to determine the auditors’ remuneration. 3Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Notice of annual general meeting continued Resolution 17 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the conclusion of Rio Tinto’s 2027 AGMs (or, if earlier, at the close of business on 30 June 2027). Resolution 18 Renewal of on-market share buy-back authority To approve buy-backs by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in the period following this approval until (and including) the date of the Rio Tinto Limited’s 2027 AGM or 6 May 2027 (whichever is the later) or, if earlier, the date on which shareholders next give approval to buy-backs by Rio Tinto Limited of fully paid Ordinary Shares pursuant to on-market buy-backs by Rio Tinto Limited in accordance with the Listing Rules of the ASX, but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution does not in that period exceed 55.8 million Ordinary Shares. Note: In accordance with Rio Tinto’s DLC structure, as Joint Decision Matters, Resolutions 1 to 17 (inclusive) will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolution 18 will be voted on by Rio Tinto Limited shareholders only. Resolutions 1 to 18 (inclusive) will be proposed as ordinary resolutions. By order of the Board Tim Paine Company Secretary Level 43, 120 Collins Street Melbourne Victoria 3000 20 March 2026 4Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Further information about the meeting The 2026 Rio Tinto Limited AGM in Perth is to be held in parallel with, and at the same time as, the 2026 Rio Tinto plc AGM in London. Your Directors will be present in person at the Rio Tinto Limited meeting in Perth and will be present at the Rio Tinto plc meeting being held contemporaneously in London by way of audio-visual communication facilities. Further information on how the two meetings will be held contemporaneously is set out on page 6. Shareholders entitled to vote For the purposes of the Corporations Act 2001 (Cth) (the Australian Corporations Act), Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 7:00pm (AEST) on Monday, 4 May 2026 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time. Voting exclusions Resolutions 2, 3 and 4 Rio Tinto will disregard any votes cast on Resolutions 2, 3 and 4: • by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2025 as a member of Key Management Personnel (KMP) (as defined in the Australian Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and • as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on the relevant resolutions (as applicable): • in accordance with a direction in the proxy form; or • by the chair of the meeting pursuant to an express authorisation to exercise the proxy. Any other current or potential future employee or Director of a Rio Tinto Group entity who wishes to preserve the benefit of Resolution 4 for themselves, must not vote and must ensure their associates do not vote on the resolution. However, they may cast a vote as a proxy for a person entitled to vote, provided they are voting in accordance with a direction on the proxy form. Voting by proxy A shareholder entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a shareholder of Rio Tinto Limited. If a shareholder appoints two proxies, the shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half the shareholder’s votes. Fractions of votes will be disregarded. The proxy form contains instructions for appointing two proxies. Directing your proxy how to vote If a shareholder wishes to indicate how their proxy should vote, mark the appropriate boxes on the proxy form. If the shareholder directs the proxy how to vote on a resolution, and the proxy decides to vote as proxy on that resolution, the proxy must vote the way specified (subject to the other provisions of this notice, including the voting exclusions noted above). If the proxy is not directed, then the proxy may vote or abstain as they decide (subject to the other provisions of this notice, including the voting exclusions noted above). Chair as proxy If an appointed proxy does not attend the meeting or a proxy form is returned which does not contain the name of the proxy, the chair of the meeting will be taken to have been appointed as the proxy. If a shareholder specifies the way to vote on a resolution and the proxy defaults to the chair of the meeting, the chair must vote the proxy as directed. If the chair of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chair to vote as the chair sees fit, even though the Resolutions 2, 3 and 4 are connected directly or indirectly with the remuneration of a member of KMP. Voting intention of the chair The chair of the meeting intends to exercise all undirected proxies in favour of all resolutions. Proxy lodgement Shareholders can lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you complete the instructions on the website by 4:00pm (AWST) on Monday, 4 May 2026. If using the proxy form mailed to you, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia), by 4:00pm (AWST) on Monday, 4 May 2026. For intermediary online subscribers only (custodians), please visit www.intermediaryonline.com to submit your proxy. Voting arrangements under the dual-listed companies structure The voting arrangements for shareholders under the Group’s DLC structure are explained in the shareholder information section in the 2025 Annual Report. 5Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Further information about the meeting continued Arrangements for the meeting to be held in parallel with, and at the same time as, Rio Tinto plc’s 2026 AGM The 2026 Rio Tinto Limited AGM in Perth is to be held in parallel with, and at the same time as, the 2026 Rio Tinto plc AGM in London. To facilitate this, audio-visual communication facilities will enable the Directors present in person at the Rio Tinto Limited meeting in Perth to be present at the Rio Tinto plc meeting being held contemporaneously in London. It is proposed that the chair of the Rio Tinto Limited and Rio Tinto plc meetings will be the Chair of the Board, and that he will be physically present at the Rio Tinto Limited meeting in Perth. He will be deemed present at the Rio Tinto plc meeting by way of the audio-visual communication facilities and Rio Tinto plc shareholders present at the Rio Tinto plc meeting in London will be able to address questions to the chair of the meeting by way of those audio-visual communication facilities. The chair of the meeting may determine what steps should be taken to facilitate the conduct of the Rio Tinto plc meeting, including appointment of a supplementary chair who will be the chair of the Rio Tinto plc meeting for all purposes if the audio-visual communication facilities linking the contemporaneous meetings are, or become, not operational (in whole or in part) and from that time onwards. Rio Tinto Limited shareholders can participate in the meeting in person or online. Attendance by a Rio Tinto Limited shareholder at the Rio Tinto plc meeting in London will not constitute attendance at the Rio Tinto Limited meeting. Discussion and asking questions Shareholders eligible to vote at this meeting may submit written questions to the auditors, KPMG, to be answered at the meeting, provided the questions are relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2025. Shareholders may also pre-submit written questions to the Company. All written questions must be received by no later than 5:00pm (AEST) on Wednesday, 29 April 2026. Written questions can be submitted online at www.investorvote.com.au or sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). Webcast and photography The AGM will be webcast live and can be accessed at riotinto.com/agm. The live webcast may include the question and answer sessions with shareholders as well as background footage of those in attendance. Photographs may also be taken at the meeting and published in the media or used in future Rio Tinto publications. If you attend the AGM in person you may be included in the webcast recording and photographs. Online participation Shareholders who are unable to attend in person can participate in the meeting, view and listen to proceedings, ask written and audio questions and vote in real time online. To access the meeting, visit https://meetings.lumiconnect.com/300-327-757-083 on your computer, tablet or smartphone. Please note that this meeting link is for the Rio Tinto Limited meeting only, Rio Tinto plc shareholders should access the meeting via the link published in the Rio Tinto plc notice of meeting. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. Meeting ID for the AGM is: 300-327-757-083 Your username is your Shareholder Reference Number (SRN) or Holder Identification Number (HIN). Your password is your postcode registered on your holding if you are an Australian shareholder. For overseas shareholders it is your three letter country code. The list of country codes will be available at riotinto.com/agm. Appointed proxies: To obtain your username and password to participate in the meeting, please contact Computershare Investor Services from the day prior to the meeting: • by phone: +61 3 9415 4024; or • by email at RioProxy@Computershare.com.au. Guests: Guests can access the live meeting webcast at: https://meetings.lumiconnect.com/300-327-757-083. Online registration will open at 3:00pm (AWST) on Wednesday, 6 May 2026 (one hour before the scheduled start time of the meeting). For the best shareholder experience, Rio Tinto recommends using a computer to access the Lumi website. Further details on accessing Lumi and joining the meeting, asking questions and voting, including the online user guide, will be made available prior to the meeting at riotinto.com/agm. Alternate arrangements If it becomes necessary or appropriate to make alternative or supplementary arrangements to hold the meeting, shareholders will be given as much notice as possible. Information relating to alternate arrangements will be communicated to shareholders by announcement to the ASX and published at riotinto.com/agm. 6Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions Resolution 1 Receipt of the 2025 Annual Report The Directors are required by company law to present the 2025 Annual Report comprising the 2025 financial statements, the Strategic Report, the Sustainability Report, the Directors’ Report and the Auditors’ Report to the AGM. These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2025, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report, is set out on pages 122-126 and 129-149 of the 2025 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chair) during 2025. The Annual Statement by the People & Remuneration Committee Chair provides context to 2025 remuneration outcomes, together with information to help shareholders understand what the executives were paid in 2025. This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2025 consists of the Annual Statement by the People & Remuneration Committee Chair, Remuneration at a glance – a summary of the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 122-149 of the 2025 Annual Report. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits The law in Australia restricts the benefits which can be given to people who hold certain offices in Group companies in connection with cessation of office or employment, unless shareholder approval is obtained. The law is complex and affects our ability to treat employees across the Group consistently and/or abide by the terms of contractual commitments. As described in Appendix 1, approval is sought to give certain benefits to current and future Directors, members of the Executive Committee and other personnel in the Group in a manner that is consistent with our Remuneration Policy, the Consequence Management Framework, relevant short and long term incentive arrangements and other policies and practices. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approving termination benefits is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Approval was most recently sought, and given, by shareholders at the 2023 annual general meetings and was effective from the date on which it was passed, until conclusion of the 2026 AGMs. If approval is obtained, it will be effective until the conclusion of Rio Tinto’s 2029 AGMs. Resolutions 5-14 Election and re-election of Directors The Board has adopted a policy, whereby all Directors are required to seek re-election by shareholders on an annual basis. Accordingly, other than Simon Trott, who was appointed to the Board as an Executive Director following his appointment as Chief Executive on 25 August 2025 and is seeking election for the first time, all other Directors will retire and offer themselves for re-election. The Board is of the view that all of the Directors seeking election or re-election continue to be effective and their contribution supports the long-term sustainable success of the Company. Each Director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). Rio Tinto has satisfactorily undertaken checks into background and experience prior to Simon Trott’s appointment. The skills and experience of each Director, which can be found below and on pages 104-105 of the 2025 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on Directors’ independence and is satisfied that each Non-Executive Director standing for re-election at the meeting is independent in accordance with this framework. Biographical details in support of each Director’s election or re-election are provided below. Simon Trott Chief Executive, BSc (Agric) with Honours. Age 51. Appointed August 2025. Skills and experience: Simon has more than 25 years’ experience in operating, commercial and business development roles across a range of commodities and geographies at Rio Tinto. Since joining, Simon has led businesses including Salt, Uranium, Borates and Diamonds. He has been an Executive Committee member since 2018, most recently as Chief Executive, Iron Ore, and previously as Rio Tinto’s first Chief Commercial Officer. Simon is focused on building a performance culture grounded in clear values. His priorities are delivering new standards of safety and operational excellence, investment discipline and creating long-term value by working closely with customers, partners and communities. Current external appointments: None. Simon is recommended for election. 7Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued Dominic Barton BBM Chair, BA (Hons), M.Phil. Age 63. Appointed April 2022; Chair from May 2022. Chair of the Nominations & Governance Committee. Member of People & Remuneration Committee and Sustainability Committee. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including 9 years as the Global Managing Partner, and has also held a broad range of public sector leadership positions. He has served as Canada’s Ambassador to China, Chair of Canada’s Advisory Council for Economic Growth, and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight into geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto. Current external appointments: Chair of LeapFrog Investments and Asia House. Dominic is recommended for re-election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 59. Appointed June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition, and delivering attractive returns to shareholders while maintaining financial discipline. Peter has been with Rio Tinto for over 30 years, during which he has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter is recommended for re-election. Dean Dalla Valle Independent Non-Executive Director, MBA. Age 67. Appointed June 2023. Chair of Sustainability Committee, Member of Nominations & Governance Committee and People & Remuneration Committee. Skills and experience: Dean brings over 4 decades of operational and project management experience in the resources and infrastructure sectors. He draws on 40 years’ experience at BHP where he was Chief Commercial Officer, President of Coal and Uranium, President and Chief Operating Officer Olympic Dam, President Cannington, Vice President Ports Iron Ore and General Manager Illawarra Coal. He has had direct operating responsibility in 11 countries, working across major mining commodities and brings a wealth of experience in engaging with a broad range of stakeholders globally, including governments, investors and communities. Dean was Chief Executive Officer of Pacific National (2017–21). Current external appointments: Chair of Hysata. Dean is recommended for re-election. Susan Lloyd-Hurwitz AM Independent Non-Executive Director, BA (Hons), MBA (Dist). Age 59. Appointed June 2023. Member of People & Remuneration Committee and Sustainability Committee. Skills and experience: Susan brings significant experience in the built environment sector with a global career spanning over 30 years. Most recently Susan was Chief Executive Officer and Managing Director of Mirvac Group for over a decade. Prior to this, she was Managing Director at LaSalle Investment Management, and held senior executive positions at MGPA, Macquarie Group and Lendlease Corporation. Current external appointments: Chair of both the Australian National Housing Supply & Affordability Council and the Australian Centre for Gender Equality and Inclusion @ Work Advisory Board, Non-Executive Director of Macquarie Group, Member of the Sydney Opera House Trust, Global Board member at INSEAD and Fellow of the University of Sydney Senate including Chair of the Senate Building and Estates Committee. Susan is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 65. Appointed March 2020. Member of Audit & Risk Committee and People & Remuneration Committee. Skills and experience: Jennifer has 39 years’ experience in corporate finance and capital markets. She was the Global Chair of Investment Banking at JP Morgan, based in the US until she retired in February 2025. At JP Morgan, she led the Technology, Media and Telecommunications global client practice for 20 years. She also worked in the metals and mining sector team in Australia, cofounded and chaired the Investment Banking Women’s Network, and sat on the Executive Committee for the Investment Bank. Current external appointments: Co-Chair of the American Australian Business Council, Non-Executive Director of Accenture, Trustee of Dodge and Cox, and member of the Board of GoopKitchen. Jennifer is recommended for re-election. Joc O’Rourke Independent Non-Executive Director, BSc, EMBA. Age 65. Appointed October 2023. Member of the Audit & Risk Committee and Sustainability Committee. Skills and experience: Joc has over 35 years’ experience across the mining and minerals industry. He was the Chief Executive Officer of The Mosaic Company, the world’s leading integrated producer and marketer of concentrated phosphate and potash, from August 2015 to December 2023. He also served as President of Mosaic until recently and previously held roles there including Executive Vice President of Operations and Chief Operating Officer. Prior to this, he was President of Australia Pacific at Barrick Gold Corporation, leading gold and copper mines in Australia and Papua New Guinea. Joc is known for his deep knowledge of the mining industry, and passion for improving safety and operational performance. Current external appointments: Independent Non-Executive Director at The Toro Company and The Weyerhaeuser Company. Joc is recommended for re-election. 8Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued Sharon Thorne Independent Non-Executive Director, BA (Hons), FCA. Age 61. Appointed July 2024. Senior Independent Director of Rio Tinto plc. Chair of the Audit & Risk Committee. Member of the Nominations & Governance Committee. Skills and experience: Sharon has extensive experience of auditing and advising clients across a broad range of sectors. She had a 36-year career with Deloitte, becoming an audit partner in 1998. During her time at Deloitte, she held numerous Executive and Board roles before becoming Deputy CEO Deloitte North-West Europe in 2017 and Global Chair from 2019, before retiring at the end of 2023. With a wealth of strategic, transformational and governance experience, Sharon is also an advocate for collective action on environmental sustainability and climate change and is a strong believer in the need for greater diversity, equity, and inclusion in business and civil society. She has long championed greater diversity in senior leadership roles. Current external appointments: Director, Chapter Zero Alliance, Governor, London Business School, Trustee, Royal United Services Institute and Advisory Board Member, Common Goal. Sharon is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, DPhil. Age 63. Appointed September 2020. Member of Nominations & Governance Committee and Sustainability Committee. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund, and the European Union. Current external appointments: Trustee of the Stephen A. Schwarzman Education Foundation, Member of the Conseil d’administration of L’Institut national du service public, the Board of Directors of the Berggruen Institute, and the Mo Ibrahim Foundation Council. Ngaire is recommended for re-election. Ben Wyatt Independent Non-Executive Director, LLB, MSc. Age 51. Appointed September 2021. Senior Independent Director of Rio Tinto Limited. Chair of the People & Remuneration Committee. Member of Audit & Risk Committee and Nominations & Governance Committee. Skills and experience: Ben had a prolific career in the Western Australian Parliament before retiring in 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army Reserves and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Energy Group Ltd, Non-Executive Director of West Coast Eagles, member of the Advisory Committee of Australian Capital Equity and Non-Executive Director (Chair) of Crown Resorts Perth. Ben is recommended for re-election. Resolutions 15-16 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2027 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On the recommendation of the Audit & Risk Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 17 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. 9Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions continued As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2025, contributions to Rio Tinto America PAC by 11 employees amounted to US$13,313.26, and Rio Tinto America PAC donated US$20,000.00 in political contributions in 2025. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 154 in the 2025 Annual Report. Words and expressions used in Resolution 17 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 17. Resolution 18 Renewal of on-market share buy-back authority The Board is seeking shareholder approval to buy back Ordinary Shares during the period until Rio Tinto Limited’s 2027 AGM or 6 May 2027 inclusive (whichever is the later) on-market, but subject to the cap set out below. The Board continually assesses the Company’s capital structure to ensure it has an effective and appropriate balance. The Company’s ability to return surplus capital to shareholders in an efficient and effective manner will be enhanced by the approval of this resolution, which will provide the Company with the flexibility to undertake an on-market buy-back where shareholder approval is required. Such authority would expire if a new buy-back approval is given by shareholders, and in any event is in addition to Rio Tinto Limited’s ability to undertake buy-backs under the Australian Corporations Act where shareholder approval is not required. On-market buy-backs allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any such on-market buy-backs would occur in accordance with the Listing Rules of the ASX from time to time. Currently the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on market must not be more than 5% above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX prior to the day on which shares are to be bought back. Should the Board decide to proceed with on-market buy-backs authorised under this resolution, such buy-backs would only occur if the Board believes that they could be undertaken without prejudicing the Group’s ability to maintain its dividend policy. The Board does not consider that any such buy-backs would pose any significant disadvantage to shareholders. Size of any buy-backs The authority sought by this resolution permits Rio Tinto Limited to buy back Ordinary Shares on market up to a limit of 55.8 million Ordinary Shares. This number represents approximately 15% of the 371,821,214 Ordinary Shares on issue in the capital of Rio Tinto Limited as at 11 March 2026, being the latest practicable date for information to be included in this notice (the Latest Practicable Date). Subject to the above limit, the number of Ordinary Shares to be bought back (if any) will be determined by the Directors. Financial impact on Rio Tinto Limited The consideration paid under any on-market buy-backs undertaken pursuant to this resolution would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how any future buy-backs would be funded. The Board only intends to proceed with such buy-backs and fund them by debt if the funding required for any such buy-backs would be within the debt capacity of the Group and so would not be expected to have any adverse effect on existing operations or current investment plans. By way of illustration, the purchase of Ordinary Shares in the Company with a total value of A$1 billion at exchange rates prevailing on 31 December 2025 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$670 million and, on the basis of the Group’s 2025 financial statements, would increase the ratio of net debt to total capital by 0.9 percentage points, from 17.6% to approximately 18.5%. If they proceed, the precise impact of any buy-backs would not be known until they are completed, as this would depend on market prices, the number of Ordinary Shares repurchased and the timing of the repurchases. Effect on control Under any on-market buy-back by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back. Given the maximum aggregate size of any buy-backs authorised under Resolution 18, they would not be expected to have any change of control implications for Rio Tinto Limited or the Group. On its own, an on-market buy-back by Rio Tinto Limited would reduce the number of Ordinary Shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, the buy-back of Rio Tinto plc ordinary shares would also reduce the number of Rio Tinto plc ordinary shares on issue. Given the limit on the size of the buy-backs permitted under the authority being sought, the Board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Group or on the relative voting power of the shareholders in each of Rio Tinto Limited or Rio Tinto plc. 10Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Explanatory notes to the resolutions *continued*

Other information

Share price information

The closing price of Rio Tinto Limited's Ordinary Shares on the ASX on the Latest Practicable Date was A$155.30. The highest and lowest closing prices and the average closing prices for the Ordinary Shares on the ASX during each of the prior four months were as follows:

Month	Lowest closing price A$[a]	Highest closing price A$[a]	Average closing price A$[b]
March 2026 (to 11 March 2026)	152.68	169.44	160.29
February 2026	149.98	169.74	162.22
January 2026	142.43	157.04	149.34
December 2025	132.76	147.50	141.42

(a) Based on the closing prices of the Company's ordinary shares on the ASX for each trading day over the relevant month.
(b) Calculated as the average of the closing prices of the Company's ordinary shares on the ASX for each trading day over the relevant month.

Australian tax considerations

On-market buy-back

If Rio Tinto Limited were to undertake an on-market buy-back, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buy-back may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

General comments

While on-market buy-backs by Rio Tinto Limited may result in a reduction of available franking credits, the Board would only undertake such buy-backs where it believed that they would not prejudice Rio Tinto Limited's ability to fully frank its dividends for the reasonably foreseeable future.

Capital management programme

As in previous years, and to facilitate the Group's ongoing capital management programme, Rio Tinto plc shareholder approval will be sought to renew the authority for Rio Tinto plc and Rio Tinto Limited (or any of its subsidiaries) to make on-market purchases of shares in Rio Tinto plc. This includes the authority to allow shares in Rio Tinto plc purchased by Rio Tinto Limited (or any of its subsidiaries) to be repurchased by Rio Tinto plc on the terms set out in an agreement approved by Rio Tinto plc's shareholders and for those shares to be cancelled. If Rio Tinto Limited (or any of its subsidiaries) were to purchase Rio Tinto plc shares on-market it would sell them to Rio Tinto plc for cancellation. From the perspective of the Group's cash and gearing, whether Rio Tinto plc shares are bought back directly by Rio Tinto plc, or bought by Rio Tinto Limited and sold to Rio Tinto plc, is not material, as the latter of these transactions is internal to the Group.

If a nominal price were paid by Rio Tinto plc for any shares bought from Rio Tinto Limited, it would result in a reduction of Rio Tinto Limited's retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the Directors would only proceed if they were confident they could do so without prejudicing Rio Tinto Limited's ability to maintain its dividend policy and to continue to be in a position to fully frank its dividends for the foreseeable future.

Rio Tinto Limited 2026 Notice of annual general meeting 11 riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Why shareholder approval is being sought Relevant law in Australia (sections 200B and 200E of the Corporations Act 2001 (the Act)) restricts the benefits (termination benefits) which can be given to certain individuals in connection with the individual ceasing employment or ceasing to hold an office with Rio Tinto. The effect of such restrictions would be to pre-empt in some cases, either the application of the Remuneration Policy which shareholders have approved, or conformity with the provisions of individuals’ pre-existing contracts of employment. The Act applies to individuals (Relevant Executives) who hold a managerial or executive office, as defined in the Act, in Rio Tinto Limited or a related body corporate or individuals who have held such an office during the last three years before they ceased to hold such an office or position of employment. This includes members of Rio Tinto’s Key Management Personnel (KMP) (note this includes all Rio Tinto Directors) and directors of subsidiary companies of Rio Tinto Limited. Under the Act, a Relevant Executive may only be given a termination benefit, that would otherwise be restricted if it is approved by the relevant shareholders or an exemption applies. The exemptions include an exemption for benefits such as statutory entitlements to accrued annual and long-service leave, amounts required to be paid by law or by court order, certain types of “deferred bonuses” and, subject to certain conditions, payments made in accordance with a company’s redundancy policy. Beyond that, in general terms, certain benefits are permitted if they are within a monetary cap. This termination cap is broadly equivalent to the average 12-months’ base salary of the person concerned over the three years preceding cessation of office. If termination benefits are provided beyond those permitted by the Act, a breach of the Act can occur even if the Relevant Executive has a pre-existing contractual entitlement to the benefit. Having regard to the potentially wide application of the Act and the uncertainties it can cause, the Directors are of the view that it is appropriate and prudent to seek shareholder approval, as contemplated by the Act, so that termination benefits are able to be provided to Relevant Executives in conformity with the Remuneration Policy where applicable, without any risk of a breach of the Act. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approval was most recently sought, and given, by shareholders at the 2023 AGMs and it is effective until conclusion of the 2026 AGMs. Global Group The Rio Tinto Group consists of Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries (of which there are currently just over 500) under the DLC. These entities are incorporated in multiple jurisdictions across the world. The Boards and Executive Committees of Rio Tinto plc and Rio Tinto Limited are common (currently 17 people). Details of these 17 individuals are contained on pages 104-106 of the 2025 Annual Report. Relevant Executives are employed through a number of Group companies and many of them are employed outside Australia, on terms that are not typically the same as Australian employment contracts, but rather have been designed to be consistent with local practices and regulations. At this time we estimate that there are several hundred Relevant Executives that the Act could apply to. Rio Tinto operates in global and local markets where it competes for a limited pool of talented executives. As a global organisation, Rio Tinto also seeks to ensure that, to the extent possible, it can be consistent across the Group in the benefits it is able to offer and Rio Tinto also tries to ensure that people are not disadvantaged by moving to different roles or jurisdictions within the Group. These are not new benefits The Directors are of the view that the Group’s remuneration arrangements and strategy, including the termination benefits that are payable, are fair and reasonable for the Group and employees. The Group’s Remuneration Report has been voted on by shareholders each year since 2002 and the latest report is set out on pages 122-149 of the 2025 Annual Report. Shareholders are not being asked to approve any increase in the remuneration or benefits for any Relevant Executive, any changes to their underlying employment arrangements or their entitlements under any existing plans. No changes to the terms of current share plan rules nor any variations to the existing discretions of the Board or the People & Remuneration Committee are proposed. Rather, shareholders are being asked to approve Rio Tinto’s existing policy and practices, including the discretions of the Board and People & Remuneration Committee, so as to enable Rio Tinto to continue to operate its remuneration programmes, to support the Group’s strategy, as described in the Remuneration Report. Rio Tinto introduced a Consequence Management Framework, which is reported on in the 2021 Remuneration Report. The Consequence Management Framework does not alter the terms of any incentive plan or other benefit arrangements but it does provide guidance as to how the People & Remuneration Committee’s discretions to apply malus and clawback under incentive plans will be exercised. Approval is being sought for the following termination benefits Shareholder approval is being sought for all purposes, including for the purpose of sections 200B and 200E of the Act, for any termination benefits that may be provided to Relevant Executives as described in this appendix. This approval does not guarantee that any specific Relevant Executive will receive the benefits in the remuneration programmes described in this appendix, but rather preserves the discretions of the Board and the People & Remuneration Committee to determine the most appropriate termination package in accordance with this appendix and consistently with the Remuneration Policy and the Consequence Management Framework. The amount or value of a benefit that a particular Relevant Executive may be entitled to will depend on a number of factors. Set out in the tables below are a range of benefits that may be treated as potential termination benefits, the manner in which the amount or value of that benefit may be calculated and the matters, events or circumstances that will, or will be likely to, affect the calculation of that amount or value. 12Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Shareholder approval is being sought to the extent required to allow the provision of benefits up to the maximum amount or value under the relevant arrangements described in this appendix, including by the exercise of discretion as described and in addition to other benefits that are treated as exempt benefits under the Act (and which are not taken into account in calculating the termination cap). Alternatively, Rio Tinto and a Relevant Executive may agree not to rely on this approval to any extent and to instead rely on the provisions of the Act. Not all of the benefits in this appendix require shareholder approval. However, in the interests of good governance and transparency, the Board considers it appropriate to seek approval for all benefits that are potentially payable when a Relevant Executive ceases to hold office. Approval is sought for a three-year period If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. That is, shareholder approval will be effective for all termination benefits paid or granted to a Relevant Executive who ceases to hold office or a position of employment during the period beginning at the conclusion of the Rio Tinto AGMs in 2026 and expiring at the conclusion of the Rio Tinto AGMs in 2029. If considered appropriate, the Directors would consider seeking a new approval from shareholders at the Rio Tinto AGMs in 2029. It can be reasonably anticipated that aspects of the relevant employment agreements, practices, relevant share plans and retirement plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in Rio Tinto’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as these agreements, practices and plans provide for the treatment on cessation of employment as set out in this appendix. Table 1: Potential benefits Agreement or plan Treatment on cessation of employment Employment agreements As described in the Group’s Remuneration Policy (as approved in 2024), certain executives have service contracts that, save as noted below, can be terminated by either party with 12 months’ notice in writing, or immediately by paying the base salary only in lieu of any unexpired notice. An initial notice period of up to 24 months during the first two years of employment, reducing to 12 months thereafter, may sometimes be necessary to secure an external appointment. All other Relevant Executives are employed pursuant to employment agreements which are capable of termination by Rio Tinto on giving the relevant period of notice under the agreement (generally between 12 and three months), or immediately by making a payment in lieu of notice. Relevant Executives may be required to undertake garden leave during all or part of their notice period and may receive their contractual salary, benefit under incentive plans that exist from time to time (including short term incentive plan (STIP), continued vesting of share awards granted under any of the Group’s employee share plans), and benefits during the notice period or the cash equivalent. Where applicable, tax equalisation and other expatriate benefits will continue in accordance with the Relevant Executive’s prevailing terms and conditions. Rio Tinto may make payment in lieu of some or all of the notice period in accordance with the terms of the employment agreement. This payment can include any amounts as contemplated by the employment agreement. Accrued, but untaken, annual leave and any long-service leave will be paid out on termination, in accordance with the relevant country legislation and applicable practice applying to employees, which may be in excess of statutory entitlements. On termination, Rio Tinto will pay relocation or expatriation benefits as agreed on the original expatriation and/or in accordance with its applicable policies on travel and relocation. Rio Tinto may also agree to pay the Relevant Executive the monetary value of relocation or expatriation benefits in lieu of actually providing them, including relocation or expatriation benefits that the Relevant Executive would have received during a period of notice that was paid in lieu. On termination, other than for cause, Rio Tinto may make a payment in consideration of the departing Relevant Executive confirming, extending or entering into appropriate restrictive covenants to protect Rio Tinto and its shareholders. The amount of such payment will be determined by the People & Remuneration Committee (or the Chief Executive or Executive Committee acting under delegation from the People & Remuneration Committee) based on the content and duration of the covenant. 13Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Agreement or plan Treatment on cessation of employment Short Term Incentive Plan (STIP) If a Relevant Executive who is an eligible leaver1 leaves the Group during a performance year, the Relevant Executive may be awarded a pro rata portion of the STIP based on the portion of the year served and based on actual assessment of performance against targets. No portion of the award will be deferred into shares and any cash payment will be made at the normal STIP payment date. If a Relevant Executive provides Rio Tinto notice of their resignation during the performance year, but will not leave the Group until after the end of the performance year, the Relevant Executive may receive an award under the STIP. As explained in the 2025 Remuneration Report, a Consequence Management Framework is in place, which provides guidelines as to how the People & Remuneration Committee’s discretions in incentive arrangements will be applied. This would include the exercise of discretions with respect to malus and clawback provisions, among other things. On termination, discretions under the STIP would be determined in light of the Consequence Management Framework. Other incentive plans, including share-based plans Relevant Executives may be participants in other incentive plans that exist from time to time. Such plans include share-based incentive plans and other plans that are described in Rio Tinto’s Remuneration Report. The plans may also include plans that are in place within entities that Rio Tinto acquires from time to time. The treatment of a Relevant Executive’s awards under such incentive plans upon leaving the Group will depend on a number of factors, including the particular circumstances of the Relevant Executive’s departure and the ways in which the Remuneration Policy and Consequence Management Framework would guide the exercise of discretions and rights in those circumstances. Accordingly, it is not possible to confirm the amount or value of a payment or a benefit that may become payable. However, set out in Table 2 below, is an overview of the relevant circumstances that would affect the determination of that amount or value. The Remuneration Report contains details of the operation of the principal incentive plans in which Relevant Executives may participate. The standard operation of those plans will include: • awards, including any vested awards subject to a retention period, lapsing if the Relevant Executive leaves the Group due to resignation, misconduct or any other reason at the discretion of the People & Remuneration Committee; • awards, including any vested awards subject to a retention period, lapsing where the Relevant Executive has breached important contractual obligations; • awards held by a Relevant Executive below Executive Committee level that are not subject to performance conditions vesting on leaving; and • awards subject to a performance condition remaining subject to the satisfaction of the performance condition/s. The approval that is now sought to be renewed would continue to permit Rio Tinto to retain and exercise discretion in relation to eligible leavers (where permitted by the terms of the applicable incentive plan and where consistent with the Remuneration Policy and the Consequence Management Framework) to decide: • to vest or lapse (in part or in full) incentive awards; • to permit a pro-rata vesting of awards based on the Relevant Executive’s period of service; • to permit vesting of awards prior to a scheduled vesting date but subject to the satisfaction of a performance condition; • to permit awards to remain on foot (in part or in full) in accordance with the terms on which they were granted; and • to otherwise vary a Relevant Executive’s awards. It can be reasonably anticipated that aspects of existing incentive plans will be amended from time to time, including during the period in which this approval would be in operation. Similarly, Rio Tinto may introduce new incentive plans within the Group during the period in which this approval would be in operation. Where relevant such changes will be reported in the Remuneration Report. Pension or superannuation plan Employment benefits typically include participation in a pension plan, superannuation scheme, or a cash allowance to contribute to a personal pension or superannuation scheme. These may be defined benefit plans or contribution plans. Rio Tinto may make employer contributions to such plans and may also facilitate employee contributions either directly or through salary sacrifice arrangements. In some cases, these plans are funded externally or constitute unfunded promises made by Rio Tinto. The contributions or entitlements provided by Rio Tinto may exceed the minimum statutory requirement or be provided in jurisdictions where there is no statutory requirement. Pensions may be payable before, at or after termination. 1. The concept of eligible leaver is defined in the relevant plans or policy. In addition to circumstances such as departures for ill health, injury and disability, applicable plans and policies can also include a discretion on the part of Rio Tinto to treat a person as an eligible leaver. Generally, where plans impose vesting conditions on awards, the plans also grant to the People & Remuneration Committee the discretion to vary or waive those conditions in certain circumstances. Additionally, such discretions are subject to the application of the Consequence Management Framework described above. 14Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Agreement or plan Treatment on cessation of employment Other benefits In certain jurisdictions, such as Canada and the USA, employees and their dependants may also be eligible for post-retirement benefits such as medical and life insurance. Rio Tinto may also agree to provide certain other benefits for a period following termination where the arrangements are provided under term contracts or in accordance with the terms of the service contract, for example relocation or expatriation benefits, payment for financial advice, tax advice and preparation of tax returns for a tax year. In some cases, a Relevant Executive may receive a modest retirement gift. Rio Tinto may also pay reasonable legal and other professional fees including outplacement support, to or in respect of a Relevant Executive in connection with any termination of employment. These may include legal fees incurred in negotiating a settlement or separation agreement with Rio Tinto. Retrenchment policy The treatment described below only applies to Relevant Executives who are not, or were not, members of Rio Tinto’s Executive Committee. If termination is a result of redundancy, the terms of the relevant local policy may apply. For eligible employees (which does not include members of Rio Tinto’s Executive Committee), the Group’s retrenchment policy generally provides for a payment determined by reference to the number of years of service of the Relevant Executive and the total remuneration of the Relevant Executive as at the termination date. There is some variation in the retrenchment policy applying across the Group to reflect different market practice in the jurisdictions in which the Group operates. Applicable policies may provide for redundancy pay based on years of service in lieu of additional notice (in addition to other notice entitlements) and other benefits. The benefits provided under the retrenchment policy are not contractual in nature and may be revised, reduced or otherwise varied by the Group. Other amounts payable at law While many of the termination benefits to which a Relevant Executive may become entitled on ceasing employment are provided under the relevant employment agreement, there may be additional benefits, the payment of which is required by law, depending on the jurisdiction in which the Relevant Executive is based at the time they cease employment. This approval is intended to cover any such payments. The value of the payments will be calculated as prescribed by law, which may take account of any number of factors (for example, the Relevant Executive’s length of service with Rio Tinto, the circumstances of the Relevant Executive’s cessation of employment, etc.). Settlement or separation agreements Rio Tinto may enter into a settlement or separation agreement with a Relevant Executive in connection with the termination of their employment. In accordance with the Remuneration Policy, Rio Tinto may agree in the settlement or separation agreement to pay such amount as it determines is reasonable to settle any claims which in the People & Remuneration Committee’s view are legitimate which the Relevant Executive may have in connection with the termination of employment. Rio Tinto may also agree to other clauses that are typically included in settlement or separation agreements (for example, confidentiality, releases, non-disparagement, etc.). 15Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 continued Table 2: Relevant circumstances Benefit, agreement or plan Circumstances affecting the calculation or amount of benefits2 All benefits, agreements and plans The circumstances of the Relevant Executive’s cessation of employment. The Relevant Executive’s length of service with Rio Tinto. The statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. Any other factors that the People & Remuneration Committee determines to be relevant when exercising discretions that might be available to Rio Tinto. The application of the Remuneration Policy and Consequence Management Framework. Employment agreements The Relevant Executive’s base pay and, where appropriate, contractual benefits and other benefits (for example, STIP, relocation and expatriation benefits, etc.) at the time of cessation of employment. Whether the Relevant Executive is an employee requiring repatriation or relocation. The amount of leave accrued by the Relevant Executive. The content and duration of the restrictive covenant and prevailing market practice. Any eligibility for payments under employment agreements established by a company acquired by Rio Tinto. Short Term Incentive Plan (STIP) The Relevant Executive’s target STIP opportunity for the period, which will be set in advance in accordance with the Remuneration Policy. The applicable performance measures and performance against those measures. Other incentive plans, including share-based plans The level of employment of the Relevant Executive (for example, whether the Relevant Executive is employed below Executive Committee level). The number of awards held by the Relevant Executive prior to cessation of employment. The time period served during the performance period by the Relevant Executive up to the date of cessation of employment. The applicable performance measures and performance against those measures. The number of awards that vest and their applicable vesting date(s). The market price of Rio Tinto shares at the relevant time. The dividends declared over the vesting period of the awards. Pension or superannuation plans The pension or superannuation plan the Relevant Executive participates in. The value of contributions made and earnings and capital growth or loss. The manner in which the governing rules of the pension or superannuation plan provide for calculation of the relevant benefit. The fees, taxes, costs, and expenses deducted from the Relevant Executive’s account. The terms of any insurance policies that are referrable to the Relevant Executive. Other benefits The value of the services, benefits or entitlements that the Relevant Executive is given. Retrenchment policy Whether the Relevant Executive is not, or was not, a member of Rio Tinto’s Executive Committee. Retrenchment policies in each jurisdiction are aligned with local market practice and applicable law. The number of years of service and base pay and other benefits as at the termination of employment. Settlement or separation agreements Any claims that the Relevant Executive may have in connection with the termination of employment and the reasonable value of those claims. The clauses that are typically included in settlement or separation agreements from time to time. 2. In all cases, treatment will be subject to, and in accordance with, these explanatory notes, the Remuneration Policy and where applicable the terms of any applicable plan, policy or contract and the law. For example, under some Employee Incentive Plans, the People & Remuneration Committee retains the discretion in certain circumstances to reduce the level of vesting of an award, determine that an award does not vest or clawback an award made after vesting. Nothing in this approval is intended to limit the exercise of such discretions. 16Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

General information



ROE ST
PERTH TRAIN STATION
McIVER TRAIN STATION
PERTH UNDERGROUND
WELLINGTON ST
MURRAY ST
ROYAL PERTH HOSPITAL
THE WESTIN PERTH
HAY ST
WELLINGTON ST
ST GEORGES TERRACE
SAINT MARY'S CATHEDRAL
IRWIN ST
HAY ST
GODERICH ST
VICTORIA AVE
BARRACK STREET
HILL ST
ELIZABETH QUAY
SUPREME COURT OF WESTERN AUSTRALIA
GOVERNMENT HOUSE
ST GEORGES TERRACE
ADELAIDE TERRACE
RIVERSIDE DRIVE

Location

The address of The Westin Perth is 480 Hay Street, Perth. It is in the Perth CBD on the corner of Hay Street and Irwin Street. It can be accessed by the entrances on Hay Street, Murray Street and Hibernian Place. The Grand Ballroom is located on Level 2. There is both lift and escalator access to Level 2 from The Westin Perth lobby. Contact the hotel on (08) 6559 1888 for any further assistance.

Security

Security measures will be in place for your safety. Please note that bag searches will be in operation and any items deemed inappropriate will be removed and stored in the cloakroom until the end of the event.

Annual Report

Access our Annual Report at riotinto.com/annualreport

Investor Centre

At Rio Tinto we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To sign up for e-communications visit www.investorcentre.com/rio

Investor Centre is a free, secure, self-service website, where shareholders can manage their holdings online.

The website enables shareholders to:

- view share balances;
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- update payment instructions.

Shareholders who register their email address on Investor Centre can be notified electronically of events such as AGMs, and can receive shareholder communications such as the Annual Report, Notice of Meeting and other shareholder communications electronically.

Share registry

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001 Australia

www.investorcentre.com/rio

Telephone: +61 (0) 3 9415 4030

Fax: 1800 783 447 (within Australia) or +61 (0) 3 9473 2555

Australian residents only, toll free: 1800 813 292

New Zealand residents only, toll free: 0800 450 740

Rio Tinto Limited 2026 Notice of annual general meeting 17 riotinto.com

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This page has been left blank intentionally. 19Rio Tinto Limited 2026 Notice of annual general meeting riotinto.com

Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 43, 120 Collins Street Melbourne Victoria 3000

32 36 89 _0 2_ V3 : Lodge your proxy form online: www.investorvote.com.au * By mail or person:  Rio Tinto Limited Share Registry Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia  Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Australia Registered Office of Rio Tinto Limited Level 43, 120 Collins Street Melbourne VIC 3000 Australia Alternatively you can fax your form to: (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1800 813 292 (outside Australia) +61 3 9415 4030 Your secure access information is: Control Number: SRN/HIN:  PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Cast your proxy online at www.investorvote.com.au Appointment of proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may, to the extent permitted by law, vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you may specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a shareholder of the company. Comments & questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Please DO NOT mark any change of address on this form. Log in at www.investorcentre.com/RIO to manage your holding details online. Explanatory notes Signing instructions Individual: Where the holding is in one name, the shareholder must sign. Joint holding: Where the holding is in more than one name, all of the shareholders should sign. Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this form when you return it. Companies: Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the meeting Bring this form to assist registration. If a representative of a corporate shareholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com/RIO under the help tab, “Printable Forms”. For your proxy appointment to be effective it must be received by 4:00pm (AWST) on Monday, 4 May 2026 Lodge your proxy form GO ONLINE TO APPOINT YOUR PROXY, or turn over to complete the form è Register at www.investorcentre.com/RIO elect for ecommunications & manage your holding online View the annual report: riotinto.com/annualreport Proxy form - annual general meeting

Proxy form

STEP 1 **Appoint a proxy to vote on your behalf**

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. ☒

I/We being a shareholder/s of Rio Tinto Limited hereby appoint

☐ **the Chair of the meeting** **OR** ________________ **Please leave this box blank if you have selected the Chair. Do not insert your own name(s).**

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the meeting ('Chair'), as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, to the extent permitted by law, as the proxy sees fit) at the annual general meeting of Rio Tinto Limited to be held at the Grand Ballroom, The Westin Perth, 480 Hay Street, Perth, Western Australia on Wednesday, 6 May 2026 at 4:00pm (AWST) and at any adjournment of that meeting.

***Chair authorised to exercise undirected proxies on remuneration related resolutions:** Where I/we have appointed the Chair as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy in favour of Resolutions 2, 3 and 4 (except where I/we have indicated a different voting intention below) even though Resolutions 2, 3 and 4 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chair. If the Chair is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on Resolutions 2, 3 and 4 by marking the appropriate box in step 2 below.

STEP 2 **Items of business**

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

	RESOLUTIONS RECOMMENDED BY THE BOARD FOR APPROVAL	Board Recommendation	For	Against	Abstain
1	Receipt of the 2025 Annual Report	FOR	☐	☐	☐
2*	Approval of the Directors' Remuneration Report: Implementation Report	FOR	☐	☐	☐
3*	Approval of the Directors' Remuneration Report	FOR	☐	☐	☐
4*	Approval of potential termination benefits	FOR	☐	☐	☐
5	To elect Simon Trott as a Director	FOR	☐	☐	☐
6	To re-elect Dominic Barton BBM as a Director	FOR	☐	☐	☐
7	To re-elect Peter Cunningham as a Director	FOR	☐	☐	☐
8	To re-elect Dean Dalla Valle as a Director	FOR	☐	☐	☐
9	To re-elect Susan Lloyd-Hurwitz AM as a Director	FOR	☐	☐	☐
10	To re-elect Jennifer Nason as a Director	FOR	☐	☐	☐
11	To re-elect Joc O'Rourke as a Director	FOR	☐	☐	☐
12	To re-elect Sharon Thorne as a Director	FOR	☐	☐	☐
13	To re-elect Ngaire Woods CBE as a Director	FOR	☐	☐	☐
14	To re-elect Ben Wyatt as a Director	FOR	☐	☐	☐
15	Re-appointment of auditors	FOR	☐	☐	☐
16	Remuneration of auditors	FOR	☐	☐	☐
17	Authority to make political donations	FOR	☐	☐	☐
18	Renewal of on-market share buy-back authority	FOR	☐	☐	☐

The Chair intends to vote undirected proxies in favour of Resolutions 1 to 18.

323689_02_V3

SIGN **Signature of shareholder(s)** *This section must be completed.*

Individual or shareholder 1	Shareholder 2	Shareholder 3	Date
			/ /
or sole director and sole company secretary	or company director	or company director/company secretary	

RIO 323689A

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